Bangkok Bank
ธนาคารกรุงเทพ

SUPPL

02015846

March 7, 2002

RECEIVED
MAR 1 1 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the resolutions of the Board of Directors that Bangkok Bank Public Company Limited notified the Stock Exchange of Thailand.

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

PROCESSED
MAR 2 9 2002
THOMSON
FINANCIAL

dw 3/14

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)

Bangkok Bank
ธนาคารกรุงเทพ

File No. 82-4835

Ref : SSD./REG. 242/2545 March 7, 2002

Re : Resolution of the Board of Directors

To : The President
The Stock Exchange of Thailand

Reference is made to the Board of Directors' Meeting No. 3/2545 of the Bangkok Bank Public Company Limited held on March 7, 2002 between 9.45 hrs.-13.05 hrs., at which the Board had adopted the following resolutions:

1. Approved that there should be no allocation of profit and no payment of dividends as the Bank has reported a retained loss as of December 31, 2001.

2. Approved the amendment of the Bank's Memorandum of Association Clause 3 (the Objectives of the Company) by adding a new Clause 3(1)(j) and moving the existing Clause 3(1)(j) to be Clause 3(1)(k) as follows:

"(j) To act as broker in the business of insurance against loss and insurance on life.

(k) To carry on any other business which a commercial bank may carry on in accordance with commercial banking practices, or which should be carried on, or which the Company is empowered or is required to carry on pursuant to the Commercial Banking Act or any other legislations."

3. Approved the amendment of the Bank's Articles of Association by replacing the existing Article 9 with the following provision:

"Article 9. The Company may not own its shares or take them in pledge except in the case where such owning of shares or taking them in pledge is permitted by the laws and is undertaken in accordance with the rules, procedures and conditions prescribed by the relevant laws."

4. Resolved to convene the 9th ordinary shareholders' meeting on April 12, 2002, starting at 16:00 hrs. at the Bank's auditorium, 30th floor, Bangkok Bank Building, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, with the following agenda:

(1) To approve the minutes of the 8th ordinary shareholders' meeting held on April 4, 2001.
Board recommendation : That the minutes be approved.

(2) To acknowledge the report on the results of operations for the year 2001 as presented in the annual report.
Board recommendation : That the report on the results of operations for the year 2001 be acknowledged.

(3) To acknowledge the report of the Audit Committee.
Board recommendation : That the report of the Audit Committee be acknowledged.

(4) To approve the balance sheet and income statement for the year 2001.
Board recommendation : That the audited balance sheet and income statement for the year 2001 that have been considered by the Audit Committee be approved.

(5) To approve the appropriation of the profit for the year 2001.
Board recommendation : That there should be no allocation of profit and no payment of dividends as the Bank has reported a retained loss as of December 31, 2001.

(6) To elect director(s) in place of those retiring by rotation.
Board recommendation : That the 5 directors retiring by rotation, namely Mr. Chatri Sophonpanich, Admiral Prachet Siridej, Mr. Kanueng Luchai, Mr. Teera Aphaiwongse and Mr. Vira Ramyarupa be re-elected to the Board, as recommended by the Nominating Committee.

(7) To elect additional director(s).
Board recommendation : That Mr. Joti Bhokavanij be elected as a director, as recommended by the Nominating Committee.

8) To appoint the auditors and determine the remuneration.
Board recommendation : That Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Miss Chongchitt Leekpai, certified public accountant registration no. 2649, of Deloitte Touche Tohmatsu Jaiyos be appointed as the auditors with the remuneration not exceeding Baht 6,384,000, as recommended by the Audit Committee.

(9) To approve the amendment of the Bank's Memorandum of Association Clause 3 (the Objectives of the Company) by adding a new Clause 3(1)(j) and moving the existing Clause 3(1)(j) to be Clause 3(1)(k) as follows:

"(j) To act as broker in the business of insurance against loss and insurance on life.

(k) To carry on any other business which a commercial bank may carry on in accordance with commercial banking practices, or which should be carried on, or which the Company is empowered or is required to carry on pursuant to the Commercial Banking Act or any other legislations."

Board recommendation : That the said amendment of Clause 3 of the Bank's Memorandum of Association be approved in order to enable the Bank to apply for a license to act as broker in the business of insurance against loss and insurance on life in accordance with the announcement of the Bank of Thailand.

(10) To approve the amendment of Bank's Articles of Association by replacing the existing Article 9 with the following provision:

"Article 9. The Company may not own its shares or take them in pledge except in the case where such owning of shares or taking them in pledge is permitted by the laws and is undertaken in accordance with the rules, procedures and conditions prescribed by the relevant laws."

Board recommendation : That the said amendment of Article 9 of the Bank's Articles of Association be approved since Section 66/1 of the Public Limited Company Act 2535 as amended provides that a public limited company

shall be entitled to purchase shares issued by itself in certain cases and such amendment will be beneficial to the Bank.

(11) Other Business.

5. Resolved that for the purpose of determining the right to attend the 9th ordinary shareholders' meeting, the share registration book shall be closed as from 12.00 hrs. of March 25, 2002 until the meeting is adjourned.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President